May 11, 2021	TSX.V - GIGA

Giga Metals Hosts Live Investor Summit

(Vancouver) - Giga Metals Corp. (TSXV: GIGA) (OTCQB: HNCKF) (FSE: BRR2), a Canadian junior mining company with 100% ownership of a significant nickel sulphide project, are pleased to speak at a live investor summit hosted by 6ix on Wednesday, May 12th at 2:00 PM EDT / 11:00 AM PDT.

Join Giga Metals' CEO Mark Jarvis and Manager of Development, Lyle Trytten, for a virtual webinar where they will provide an update on the Turnagain project. Hear about Giga Metals' plans for the near future, including the drill program starting this summer at the Turnagain deposit in Northern BC.

Guests will be invited to ask questions and join the conversation. Click the link to register now:  https://my.6ix.com/5B5yyGHO

About Giga Metals

Giga Metals Corporation is focused on metals critical to modern batteries, especially those used in Electric Vehicles and Energy Storage. The Company's core asset is the Turnagain Project, located in northern British Columbia, which contains one of the few significant undeveloped sulphide nickel and cobalt resources in the world.

Giga is also exploring for copper, another critical battery metal, in Brazil.

On behalf of the Board of Directors,

"Mark Jarvis"

MARK JARVIS, CEO
GIGA METALS CORPORATION

Tel - 604 681 2300

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 203 - 700 West Pender St., Vancouver, BC, Canada V6C 1G8

T: 604-681-2300        E: info@gigametals.com      W: www.gigametals.com